FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release:   “Syngenta and Embrapa establish multi-crop partnership to advance solutions for Brazilian growers”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contact:		Analyst/Investor contacts:

Media Office		Médard Schoenmaeckers		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 23 23	Nemora Reche
Fax:	+41 61 323 24 24	Brazil	+55 11 5643 3991	John Hudson Switzerland	+41 61 323 6793
				USA	+1 202 737 6520
www.syngenta.com

Basel, Switzerland, April 28, 2010

Syngenta and Embrapa establish multi-crop partnership to advance solutions for Brazilian growers

•	Agreement to advance solutions to improve crop quality and yield

•	Initial focus on corn, cotton and soybean

•	Reinforces commitment to Brazilian growers both large and small

Syngenta announced today that it has entered into a long-term multi-crop partnership with Embrapa, the Brazilian Agricultural Research Corporation, to advance solutions for Brazilian growers to improve crop quality and yield. The agreement will initially focus on opportunities in corn, cotton and soybean and will benefit Brazilian growers both large and small.

Syngenta and Embrapa will work together to broaden the offer of technologies in corn, including seeds. In cotton, Syngenta is field testing Embrapa's seed varieties with customers of different regions to identify potential integrated solutions. In soybean, Syngenta and Embrapa will share expertise to identify and treat the main diseases and nematodes. The partnership aims to extend to other crops such as sugarcane, as well as into other Latin American countries.

“Syngenta and Embrapa are both committed to bringing science and innovation to Brazilian agriculture to offer growers an integrated portfolio of solutions,” said John Atkin, Syngenta COO Crop Protection. “We look forward to learning and developing from each other’s strengths and advancing the efficiency and global competitiveness of Brazilian farmers.”

“This agreement represents another step forward in establishing innovative partnerships, combining Embrapa’s expertise with that of the private sector, and favoring socio-economic development mainly in national agriculture,” said Pedro Arraes, Head of Embrapa.

Syngenta is one of the world's leading companies with more than 25,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and

Syngenta - April 28, 2010/ Page 1 of 2

improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta - April 28, 2010/ Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	April 28, 2010	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration